HUNTER TAUBMAN WEISS LLP

    New York ■ Washington, DC ■ Miami

June  25, 2013

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Tiffany Piland

Re:	China Ginseng Holdings, Inc.
Form 10-Q for Fiscal Year Ended June 30, 2012
Filed October 4, 2012
Form 10-Q for Quarter Ended December 31, 2012
Filed February 14, 2013
Form 10-Q for Quarter Ended March 31, 2013
Filed May 20, 2013
File No. 000-54072

Dear Ms. Piland,

This letter is provided in response to your letter dated June 12, 2013 regarding the above-referenced filings of our client, China Ginseng Holdings, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

Form 10-K for Fiscal Year Ended June 30, 2012

Signatures

1.
Please confirm that in future filings, the Form 10-K will also be signed by the principal executive officer, the principal financial officer, and the controller or principal accounting officer on behalf of the registrant, as required by General Instruction D to Form 10-K.

Response: Pursuant to your comment, we are hereby confirming that in future filings, the Form 10-K will also be signed by our principal executive officer, our principal financial officer, our the controller or principal accounting officer on behalf of the Company, as required by General Instruction D to Form 10-K.

Form 10-Q for Quarter Ended December 31, 2012

Liquidity and Capital Resources, page 17

HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

2.
We note the disclosure on page 18 that the note payable to Meihekou City Rural Credit Union is in default. Please revise your disclosure to indicate the course of action that the Company has taken or propose to take to remedy the default. See Item 303(a)(1) of Regulation S-K. Please also revise your disclosure how the default has or will impact your ability to raise capital in the future. Please similarly revise the Form 10-Q for the quarterly period ended March 31, 2013.

Response: Pursuant to your comment, we will revise our disclosure in Form 10-Q for period ended December 31, 2012 and our Form 10-Q for the period ended March 31, 2013 to indicate the course of action the Company has taken to remedy the default as follows:

On August 30,  2012, we refinanced the 8 million RMB bank loan, which we obtained from Meihekou City Rural Credit Union on November 8, 2010, with a new loan of 8 million RMB (approximately USD $1,272,770) from the same lender.  The principal terms of the new 8 million RMB bank loan agreement are as follows:

●	Parties: Jilin Ganzhi Ginseng Products Co., Ltd (“Jilin Ganzhi”) and Meihekou City Rural Credit Union (“Meihekou Credit Union”);
● ●
Meihekou Credit Union granted a loan of 8 million RMB (approximately USD $ 1,264,842 ) to Jilin Ganzhi to be used to pay off the previous 8 million RMB bank loan and to generate a new 8 million RMB bank loan;

The term of the new loan is 24 months from August 30, 2012 to August 29, 2014;

●
The new loan carries a benchmark interest rate based upon the rate announced by the People’s Bank of China with regard to interest rates of same type and class of loans at the date of the loan and changes with the adjustment of national bank rate.  Meihekou Credit Union calculates the interest on a monthly basis applying this annual floating rate which is payable on the 21st day of each month. We paid interest of 94,127 RMB (about USD $ 14,838) on August 21, 2012. However, from September to December, 2012, we have not paid interest and we plan to pay all outstanding interest when we have sufficient cash;

●
Repay the principal by installments according to the following repayment plan: principal payment of RMB1M (approximately USD $159,096) on September 20, 2012, RMB 1M (approximately USD $159,096) on August 29, 2013, RMB 1M (approximately USD $159,096) on December 20, 2013 and RMB 5M (approximately USD $795,481) on August 29, 2014.  The payment due in September 2012 was not made by the Company and the note was thus in default. In order to remedy the default, the Company applied for an extension of payment with Meihekou Credit Union. On April 8, 2013, Meihekou Credit Union and the Company entered into an oral agreement to extend the due date of the payment of RMB1M to December 20, 2013..

HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

The Company does not expect that this default of payment of RMB 1M will impact its ability to raise capital in the future because of the following:

●
RMB 1M is a relatively small portion of the new 8 million RMB bank loan, which the Company plans to pay off on December 20, 2013. Even if the Company is not able to pay off the note payable of RMB 1M, the Company plans to apply for further extension or refinance a new loan of RMB 1M with Meihekou Credit Union.

●
In addition to obtaining and refinancing bank loans, the Company is exploring other possible ways to raise capital in the future, including but not limited to: 1) obtaining loans from shareholders or other individuals; 2) applying for an agriculture grant of up to RMB 5,000,000 (approximately $800,000) from Jilin province, which is a governmental reward to support qualified agriculture companies; and/or  3) pursuing additional financing in the form of debt, equity or convertible security offerings based on the evaluation of the Company’s intangible assets such as its registered patent on the drink formula of its ginseng beverage. However, there is no assurance that we will successfully obtain the agriculture grant, or obtain enough capital from shareholders or other individuals, or obtain such additional financing through the debt and equity markets at acceptable terms to us, or at all.

In responding to our comments, please provide a written statement from the company acknowledging that:

●	The company is responsible for the adequacy and accuracy of the disclosure in their filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Response:  Please find the written statement from the Company enclosed herein as Exhibit A.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman____________
By: Louis Taubman,
Attorney at Law

Cc: Changzhen Liu , Ren Ying